FOR IMMEDIATE RELEASE — MAY 6, 2003

Media Relations Contact:	Investor Relations Contact:
Daniel F. Collins	Kenneth C. Sofio
(607) 974-4197	(607) 974-7705
collinsdf@corning.com	sofiokc@corning.com

Corning Launches Debt Reduction Action

Company announces Modified Dutch Auction Tender

CORNING, N.Y. — Corning Incorporated (NYSE:GLW) today announced that it will commence a modified Dutch auction tender to purchase up to $800 million aggregate principal amount at maturity of its outstanding zero coupon convertible debentures. The tender will begin on May 7, 2003 and will expire at midnight, Eastern Time, on June 4, 2003 unless extended or earlier terminated. Tendered debentures may be withdrawn at any time prior to the expiration date.

Corning is offering to purchase the debentures, which were issued in November 2000 and are due November 8, 2015 (CUSIP 219350 AJ 4), for a cash price ranging from $725 to $750 per $1,000 principal amount at maturity.

James B. Flaws, vice chairman and chief financial officer, said, “The approximately $600 million of cash we are dedicating to this offer is coming from the proceeds of our successful equity offering last week, plus a portion of our cash on hand. This action to further reduce our debt, combined with our stated objective of returning the company to profitability later this year, is all part of our plan to regain investment grade ratings.” On March 31, 2003, Corning had approximately $1.85 billion in cash and short-term investments. Over the past 16 months, Corning has reduced its debt by approximately $1.3 billion.

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Corning Announces Modified Dutch Auction Tender

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Under the modified Dutch auction procedure, holders of Corning’s zero coupon convertible debentures are invited to respond with indications of their willingness to sell their debentures within the price range indicated. Based upon the number of debentures validly tendered, Corning will determine a final purchase price that is the lowest price in the range enabling it to purchase up to the amount sought by this offer. This purchase price will apply for all zero coupon convertible debentures purchased in the tender offer. If the amount tendered exceeds $800 million principal amount at maturity, Corning will accept the tendered debentures on a prorated basis. Debentures tendered at prices above the final purchase price or otherwise not purchased will be returned to tendering holders.

The terms and conditions of the tender appear in Corning’s Offer to Purchase, dated May 7, 2003 and the related Letter of Transmittal. Copies of these and other related documents will be mailed to all holders of the zero coupon convertible debentures. The tender is not conditioned on a minimum amount of zero coupon convertible debentures being tendered. The consummation of the tender for the zero coupon convertible debentures is subject to certain other conditions described in the Offer to Purchase. Subject to applicable law, Corning may, in its sole discretion, waive any condition applicable to the tender and may extend, terminate, or otherwise amend the tender.

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Corning Announces Modified Dutch Auction Tender

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J.P. Morgan Securities Inc. and Banc of America Securities LLC are acting as joint dealer managers for the tender. Georgeson Shareholder Communications Inc. is the information agent and Alpine Fiduciary Services, Inc. is the depositary. Holders of the zero coupon convertible debentures should read the Offer to Purchase, Letter of Transmittal and related documents because they contain important information about the tender. Copies of the Offer to Purchase, Letter of Transmittal and related documents may be obtained at no charge from the information agent at 17 State Street, New York, NY 10004 or from the Securities and Exchange Commission’s web site at www.sec.gov. Additional information concerning the terms of the tender, including all questions relating to the mechanics of the tender, may be obtained by contacting the information agent at (800) 849-4134; or J.P. Morgan Securities Inc. at (866) 834-4666; or Banc of America Securities LLC at (888) 583-8900 ext. 2200.

About Corning Incorporated

Established in 1851, Corning Incorporated creates leading-edge technologies that offer growth opportunities in markets that fuel the world’s economy. Corning manufactures optical fiber, cable and photonic products in its Telecommunications segment. Corning’s Technologies segment manufactures high-performance display glass, and products for the environmental, life sciences, and semiconductor markets.

Forward-Looking and Cautionary Statements

This press release contains forward-looking statements that involve a variety of business risks and other uncertainties that could cause actual results to differ materially. These risks and uncertainties include the possibility of changes or fluctuations in global economic conditions; currency exchange rates; product demand and industry capacity; competitive products and pricing; availability and costs of critical components and materials; new product development and commercialization; order activity and demand from major customers; capital spending by larger customers in the telecommunications industry and other business segments; the mix of sales between premium and non-premium products; possible disruption in commercial activities due to terrorist activity and armed conflict; ability to obtain financing and capital on commercially reasonable terms; acquisition and divestiture activities; the level of excess or obsolete inventory; the ability to enforce patents; product and components performance issues; and litigation. These and other risk factors are identified in Corning’s filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the day that they are made, and Corning undertakes no obligation to update them in light of new information or future events.

THIS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY OF CORNING’S ZERO COUPON CONVERTIBLE DEBENTURES.

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